UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 5, 2026

NOWIGENCE INC.

(Exact name of issuer as specified in its charter)

New York	45-2801478
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3 Franklin Square, Suite 4

Saratoga Springs, NY 12866

(Full mailing address of principal executive offices)

(650) 379-0080

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS

Shareholder Meeting Results for Charter Amendment to Effect Reverse Stock Split

On February 4, 2026, Nowigence, Inc., a New York corporation (the “Company”), held its Annual Meeting of Stockholders to consider and vote upon the following proposals with results as follows:

•	Approve the Certificate of Amendment to effect a reverse stock split of the Company’s issued and outstanding Class A common stock and Class B common stock (collectively, hereinafter “common stock”) within a range of 1-for-5 to 1-for-15, as the Board may determine (the “Reverse Stock Split”);

Tally Count	For	Against	Abstain
% of Shares Voted	98.67%	1.30%	0%
Total Shares Voted	167,936,536	2,210,000	60,000

•	Approve the Certificate of Amendment to permit our stockholders to take any action required or permitted to be taken by stockholders by written consent so long as the written consent is signed by the holders of a majority of the Company’s outstanding shares (the “Written Consent Amendment”):

Tally Count	For	Against	Abstain
% of Shares Voted	97.28%	2.72%	0%
Total Shares Voted	165,580,106	4,626,530	0

•	Approve an amendment to the Company’s Bylaws to conform to the Written Consent Amendment (the “Bylaw Amendment”):

Tally Count	For	Against	Abstain
% of Shares Voted	97.41%	2.59%	0%
Total Shares Voted	165,790,106	4,416,530	0

The Reverse Stock Split and Written Consent Amendment shall be effective upon the filing of a Certificate of Amendment with the New York Secretary of State; provided however that the Reverse Stock Split will only be processed by FINRA following the completion of their review. See “FINRA Approval Required to Effect Reverse Stock Split” below.

In addition to the Certificate of Amendment related matters above, the Shareholders voted to Elect eight directors, each to serve on the Company’s Board of Directors (the “Board”) until the 2027 annual meeting of stockholders or until their successor is elected and qualified.

Below is information relating to each director nominee, including their current ages, and a brief overview of their business experience.

Name	Age	Position(s)
Anoop Bhatia	64	President, Chief Executive Officer, and Chairman of the Board
Srivatsava Sunkara	49	Chief Operating Officer and Executive Director
Kiran Inampudi	49	Chief Technology Officer and Executive Director
Michael Connolly	67	Independent Director
Greg Walsh	54	Independent Director
Vikram Kurella	49	Independent Director
Tinsley Galyean	60	Independent Director
Scott Rajeski	58	Independent Director

Anoop Bhatia

President, Chief Executive Officer, and Chairman of the Board

Anoop Bhatia is an engineer, entrepreneur, and technologist who thrives on solving business problems, crunching data, and making things happen. Since 2017 onwards, Anoop has led Nowigence Inc, as President and CEO. A natural leader and active listener, he’s built a career in global operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. Anoop has worked for over 20 years at GE in leadership roles across multiple countries. He played a key role in establishing GE Silicones Private Limited as the first-ever wholly-owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

Srivatsava Sunkara

Chief Operating Officer and Executive Director

Srivatsava (aka Sri) Sunkara is a powerhouse of sustainable innovation and smart strategy. After the recent sell-off and exit from Telogica Ltd., he has played a key leadership role in the capital restructuring and scaling businesses in the fields of AI, Fintech, Energy, and Logistics. A champion of operational excellence, Sri brings big ideas to life—with a green twist! Before Telogica, over the last 4 years, he founded Greenhouse LLC, where he installed the first MW-scale solar plant for the region. He also serves as Chairman of Jubilee Hills Bank Limited, where he led the strategy for digitization to modernize the bank. Whether he’s building future-ready tech, mergers, or reimagining sustainability, Sri leads with purpose, passion, and a touch of flair. Sri earned his Bachelor of Engineering from the Indian Institute of Technology, Kharagpur.

Kiran Kumar Inampudi

Chief Technology Officer and Executive Director

Kiran Kumar Inampudi is a dynamic tech leader with a global track record who steered IT operations across 40 countries for Wifi Network Private Limited for over three years, wherein he achieved the milestone of being amongst the world’s lowest cost provider for Value Added Services (VAS) in Telecom. With a passion for innovation, Kiran brings deep expertise in AI, machine learning, and cutting-edge digital solutions. His career spans Telecom, Fintech, Gaming, Digital Marketing, Banking, and E-commerce, where he's driven strategic initiatives and delivered real-world impact. Whether it's Core Telecom VAS or next-gen banking systems, Kiran blends technical know-how with big-picture thinking to power the future. Kiran earned his Bachelors of Engineering from Osmania University, Hyderabad.

Michael Connolly

Independent Director

Michael Connolly is the Founder & CEO of Talent Engines for nearly 5 years. Michael started his career with a leading global consulting firm McKinsey and Company where he assisted Global Fortune 500 companies with profit improvement initiatives. He later served as Vice President of Corporate Strategy and Development for American Express, where he incubated a number of key business development projects, such as American Express Tax and Business Services. Michael has led revitalization efforts for both private and public clients, such as Insignia Systems and Trammell Crow. He has held several CEO leadership roles in Internet media, multi-unit franchising, financial services and healthcare industries (Great Clips, Jamba Juice, BuyerZone, ElderLife Financial Services and MarketBridge). Michael earned a Bachelor of Arts from Pomona College in History and a Masters of Business Administration with second year honors from Harvard Business School.

Gregory Walsh

Independent Director

Gregory (Greg) Walsh is an entrepreneur, investor, and board member with more than 15 years of experience scaling businesses at the intersection of technology, finance, and sustainability. He is the Co-Founder of Walsh Karra Holdings (WKH), where he leads investments in AI, fintech, blockchain, and climate ventures, helping early-stage companies mature into globally relevant businesses. As Co-Founder and CEO of Seismic LLC, Greg bootstrapped a managed IT services firm that has created over 1,000 jobs, generated $75M+ in revenue, and delivered mission-critical unified communications, security, and infrastructure solutions to enterprises worldwide. Greg’s governance experience includes serving on the board of the Bluenumber Foundation, a global nonprofit advancing public digital identity, where he contributed expertise in blockchain and digital transformation strategy. With a background in political science and management from SUNY Binghamton, Greg brings a distinctive blend of strategic vision, operational execution, and systems thinking.

Vikram Kurella

Independent Director

Vikram Kurella is a tax technology expert and an entrepreneur for over 20 years. As a Tax Technology consultant, he has configured and integrated tax engines (Vertex, OneSource, Avalara) with Oracle, SAP, and other POS systems. As co-founder, he has built a fan monetization platform that has generated over a million paid transactions while in beta. With that experience, he is currently launching a new Link-In bio platform with fan monetization, which is a B2B & B2C play. In his earlier startup, he bootstrapped and built a software/hardware solution for the OOH (Out-of-Home) advertising market, providing audience measurement and demographic information on viewers of outdoor ads. He has a bachelor’s degree in Electronics and Communications Engineering.

Tinsley Galyean

Independent Director

With a background in science, technology, design, and entrepreneurship, Tinsley was the first to receive his Ph.D. from the Interactive Cinema Group at the MIT Media Lab. He has used this background to develop interactive education projects with the Museum of Modern Art, Boston Museum of Science, Liberty Science Center, Georgia Aquarium, and SciTech Perth. He has also developed media experiences for children through Disney, Warner Brothers, and an Emmy-nominated program for Discovery Kids. This work has led to numerous academic publications and patents. As a board member and head of strategy, Tinsley had the privilege of helping to launch the Dalai Lama Center for Ethics and Transformative Values at MIT. While teaching at the MIT Media Lab, Tinsley co-founded CuriousLearning.org -- a global non-profit using mobile technology for literacy learning to reach the 600 million children who would otherwise never learn to read. He continues to serve as Curious Learning’s CEO since 2014. Tinsley holds a Ph.D. from the MIT Media Lab and an ScM in computer graphics from Brown University.

Scott Rajeski

Independent Director

Scott M. Rajeski is currently the President and Chief Executive Officer of Latham Group, Inc. and led the company through its IPO in 2021, listed on the NASDAQ under the ticker SWIM. He previously served as Latham Pool Products’ Chief Financial Officer and Vice President. Before that, Scott served as a Director of Finance at GlobalFoundries, a semiconductor manufacturing company. Scott has built his career in Finance, having held various leadership positions with General Electric (GE), including being the Chief Financial Officer for the Americas of Momentive Performance Materials/GE Silicones, a former division of General Electric. Scott holds a Bachelor of Science degree in Mathematics and a minor in Business Economics from the State University of New York at Potsdam, as well as a Master of Business Administration degree from Clarkson University. Mr. Rajeski also graduated from General Electric’s Executive Finance Leadership Program and Finance Management Program and is a certified Six Sigma Black Belt.

FINRA Approval Required to Effect Reverse Stock Split

The Reverse Stock Split was submitted to the Financial Industry Regulatory Authority (“FINRA”) on December 16, 2025. The processing of the effects of the Reverse Stock Split by FINRA on the reported price of the common stock on the OTC Markets Group Inc. will occur at the time that the Reverse Stock Split is announced by FINRA on its OTC Daily List, which will occur following the completion of their review.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nowigence Inc., a New York corporation

Date: February 17, 2026	By:	/s/ Anoop Bhatia
	Name:	Anoop Bhatia
	Title:	Chairman of the Board, CEO (Principal Executive Officer)